UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April 20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . .
.. . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-05430	                                  May 31, 2010

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA X
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

SSgA Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

1301 2nd Avenue
Seattle, WA 98101


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of the SSgA Funds:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940 that
SSgA Funds, comprising SSgA Money Market Fund, SSgA US
Government Money Market Fund, SSgA Prime Money Market Fund,
SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market
Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High
Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap
Fund, SSgA Tuckerman Active REIT Fund,  SSgA IAM Shares Fund,
SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap
Fund, SSgA Emerging Markets Fund, SSgA International Stock
Selection Fund, SSgA Core Edge Equity Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (individually a "Fund,"
collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of May 31, 2010.  Management
is responsible for the Funds' compliance with those
requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of May 31, 2010, and with respect to agreement of security purchases and sales, for the period from August 31,
2009 (date of our last examination) through May 31, 2010:
1.	Confirmation of all securities held by institutions in book
entry form on behalf of State Street Corporation ("SSC"), the
Funds' custodian, by the Federal Reserve Bank of Boston and The Depository Trust Company;
2.	Confirmation of all securities held by various sub-custodians in book entry form with the exception of some securities held by the Malaysia (MY3) location for SSgA Emerging Market Fund, which accounted for 0.77% of the Fund's market value;
3.	Confirmation of all investments in affiliated funds by Boston
Financial Data Services, Inc., the Funds' transfer agent (an affiliated entity of SSC) with the exception of 0.51%, 0.54%, and 0.77% of the Funds' market values for SSgA Life Solutions
Balanced Fund, SSgA Life Solutions Growth Fund, SSgA Life
Solutions Income and Growth Fund, respectively;
4.	For securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents,
confirmed or verified the subsequent settlement of the security to cash records provided by SSC or agreed to term sheets or
broker statements obtained from SSC;
5.	Reconciliation of all such securities to the books and records of the Funds and SSC;
6.	Confirmation or verification of the subsequent settlement to cash records provided by SSC of all repurchase agreements with brokers/banks and agreement of underlying collateral with SSC's records;
7.	Confirmation of all securities sold short with the respective broker; and
8.	Agreement of 20 security purchases and 20 security sales or
maturities since our last report from the books and records of the Funds to trade authorizations provided by SSC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2010, with respect to securities reflected in the investment accounts of each of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche, LLP
Boston, Massachusetts
February 15, 2012


February 15, 2012
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Tuckerman Active REIT Fund, SSgA IAM Shares Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Core Edge Equity Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (individually a "Fund," collectively the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2010, and from August 31, 2009 (date of your last examination) through May 31, 2010.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2010, and from August 31, 2009 through May 31, 2010 with respect to securities reflected in the investment accounts of the Funds.

By:

James Ross
President & Principal
Executive Officer

Mark Swanson
Treasurer and Principal
Accounting Officer